Exhibit 12

Potash Corporation of Saskatchewan Inc.

Ratio of Earnings to Fixed Charges

(in millions of US dollars, except ratio amounts)

(unaudited)

	Year ended December 31
	2011	2010	2009(1)	2008(1)	2007(1)
IFRS

Net income	$3,081	$1,775	$981	$3,466	$1,104
Income taxes	1,066	701	79	1,060	417
Share of earnings of equity investees	(261)	(174)	(134)	(256)	(76)
Fixed charges	300	285	256	187	187
Amortization of capitalized interest	14	8	—	—	—
Distributed income of equity investees	128	79	131	89	41
Interest capitalized	(84)	(107)	(68)	(43)	(22)

Total Earnings Available for Fixed Charges	$4,244	$2,567	$1,245	$4,503	$1,651

Fixed Charges

Interest expensed and capitalized	$273	$259	$227	$161	$165
Amortization of debt issue costs	5	5	3	2	2
Estimated portion of rent expense representing interest	22	21	26	24	20

Total Fixed Charges	$300	$285	$256	$187	$187

Ratio of Earnings to Fixed Charges	14.15	9.01	4.86	24.08	8.83

(1)

As the company adopted IFRS with effect from January 1, 2010, our 2007 to 2009 information is presented on a previous Canadian GAAP basis. Accordingly, information for prior years may not be comparable to 2010 and 2011.